Mail Stop 4561
                                                      July 29,
2005

Michael V. Shustek
President and Chief Executive Officer
Vestin Realty Trust II, Inc.
8379 West Sunset Road
Las Vegas, NV 89113

Re:	Vestin Realty Trust II, Inc.
      Amendment No. 1 to
      Registration Statement on Form S-4
      Filed July 7, 2005
      File No. 333-125121

Dear Mr. Shustek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 7. The exemption provided by Rule 13e-4(h)(1), however, is not available when the redemption requires a separate investment decision by the unitholder. Please provide a further analysis of whether the redemption program should be viewed as an issuer tender offer and, if so, how you have complied with the tender offer rules.

2. Please file a dated and executed copy of the merger agreement with your next amendment.

Questions and Answers About the REIT Conversion and Merger, page v

Q: Why are we proposing the REIT conversion?, page v

3. Please disclose the amount of your cash reserve as of the date of your most recent financial statements.

Q: Will Vestin Realty Trust make distributions in the future?, page viii

4. Please revise to clarify that distributions in excess of net income will represent a return of capital, which would not be taxable to shareholders but would decrease shareholders` basis.

Summary of the Proxy Statement Prospectus

Ownership Structure After the Merger, page 2

5. Please revise to briefly describe the proposed reorganization of
Vestin Fund I, LLC into a REIT. Indicate how the reorganization, if approved, will affect the ownership shown on the chart.

Risk Factors, page 6

Our management has identified material weaknesses in internal control...page 11

6. Please revise the header to disclose, if appropriate, that the identified material weaknesses hide in internal controls may have resulted in inadequate or deficient historical financial reporting.

7. Please provide additional detail regarding the identified material weaknesses.

8. We note the disclosure that you intend to hire skilled financial professionals in an attempt to remedy these material weaknesses.
Please disclose whether the employees will be hired by you or your manager.

We depend upon our real estate security to secure our mortgage loans, and we may suffer a loss if the value of the underlying property declines, page 9

9. Please expand this risk factor to provide a more detailed description of the as-if developed values on raw land loans and acquisition and development loans. We note the disclosure in footnote (2) on page 74.

Voting and Proxies, page 20

10. We note your response to comment 39 and the additional disclosure. Please revise to disclose the actual deadlines for receipt of stockholder proposals. Refer to Rule 14a-5(e).

Merger Proposal, page 23

Background of the REIT Conversion, page 23

11. Please disclose the basis for your statement that "there was significant interest among unitholders participating in the meetings in favor of pursuing a REIT conversion."

12. Please expand your disclosure regarding your meetings with shareholders. In particular, please disclose how unitholders were contacted, how you determined which unitholders to contact, whether the meetings were conducted in person or via telephone, and whether you actively solicited unitholders opinions regarding alternative transactions, such as liquidation.

13. Please expand your disclosure regarding the financial advisor. In particular, please disclose the name of the financial advisor, whether the advisor was engaged or compensated by you or the manager, the date the advisor was first contacted and, if applicable, engaged, and the materials reviewed by the advisor in formulating its advice.
Please file the advisor`s consent to being named in the prospectus as an exhibit to the registration statement. Refer to Rule 436 under the Securities Act.

14. Please tell us whether the financial advisor provided any estimate as to the duration of the decline in the share price resulting from the backlog of redemption requests or any estimate on the discount at which the stock would trade to net asset value and current redemption value after the redemption backlog is relieved. If so, please provide appropriate disclosure in the prospectus.

15. We note your disclosure regarding the problems with liquidating the portfolio. Please disclose whether you considered simply distributing principal repayments to unitholders as your investments mature, rather than reinvesting in new loans. We note that the weighted average maturity of your loans is only 17 months, and approximately 90% of your portfolio matures by the end of 2006.

16. Please disclose whether you solicited the advice of a financial advisor with respect to any alternative transactions.

Market Price Information and Distribution Policy, page 35

17. Please expand the table to include a line item showing the amount or percentage of each distribution that represented a return of capital to investors.

Business, page 36

General, page 36

18. Please clarify your disclosure regarding your ability to borrow up to 70% of the fair market value of your outstanding loans. In particular, please clarify whether your ability to borrow will change as a result of the REIT conversion and your current leverage percentage.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 64

General

19. Refer to the last paragraph of this section. Please expand the disclosure to state the amount of non-performing assets at March 31,
2004 and discuss whether management believes any change in the amount from 2004 to 2005 represents a trend that could have a material impact on your results of operations.

20. Disclosure on page 75 indicates that at March 31, 2005 you had non-performing loans totaling $43.5 million. Please expand your disclosure on page 64 to state the portion of the $72.7 million of non-performing assets that were loans and describe the other non-performing assets.

Critical Accounting Policies, page 64

21. We have reviewed your response to comment 63. Please revise your disclosure of critical accounting estimates to address why your accounting estimates or assumptions bear the risk of change. Address how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Your analysis of your specific sensitivity to change should be based on other outcomes that are reasonably likely to occur and would have a material effect.

Investments in Real Estate Held for Sale - Seller Financed, page
80

22. Based on the payment terms of the loans, please disclose the approximate date that you expect the borrowers to meet and maintain the necessary equity ownership requirements. We note that to date you have received no principal payments from these borrowers and it is not clear when you will be able to record interest payments as interest income rather than deferred income.

Liquidity and Capital Resources, page 81

23. Please disclose the redemption request cash reserve as of the date of your most recent financial statements.

Related Party Transactions, page 83

24. We note your response to comment 70. However, since your disclosure continues to relate to the nine months ended March 31, 2005, we reissue part of the comment. Please expand the disclosure to provide the information required by Item 404 of Regulation S-K since the beginning of the 2004 fiscal year.

Unaudited Financial Statements

Note C - Investments in Mortgage Loans, page F-9

25. Please clarify for us the disclosure related to the loan that was restructured during the nine months ended March 31, 2005. In your response, please address the following:
* how the expenses that were advanced on your borrower`s behalf were accounted for before the restructuring when they were rolled into the principal balance;
* the nature of these expenses; and
* how you determined the original loan was not impaired given that the interest rate was reduced from 12.5% to 6.5%;
Additionally, please tell us what accounting literature you applied in the method you used to determine that the restructured loan was not impaired.

Note E - Related Party Transactions, page F-14

26. Please expand your disclosure to discuss the business purpose of the Manager purchasing the rights to future judgments associated with the parcels in Austin and Cedar Park, Texas.

Note A - Summary of Significant Accounting Policies, page F-26

Investments in Mortgage Loans, page F-26

27. We reissue comment 84.  We note that you sold approximately
$163
million in loans to third parties during the last two fiscal years ended with no corresponding gains or losses. Please explain to us and in your next amendment why you sell them in this manner (from a business perspective) and why none of these resulted in any gain or loss. Discuss how you value these loans and the corresponding accounting which results in no gain or loss recognized. Discuss how you value loans to related parties, or if the same, discuss why you believe this valuation is appropriate.

Real Estate Held for Sale, page F-28

28. We have read and reviewed your response to comment 86. It appears that in most cases the seller financed real estate held for sale is held for periods of greater than one year before the assets qualify for recognition as a completed sale. Please explain why you believe it is appropriate to classify the assets as held for sale and to cease depreciation of these assets. Refer to paragraphs 30.d. and
32 of SFAS 144.

29. We have reviewed comment 87.  From your disclosure on page F-
28,
it is not clear what method of accounting you apply for real estate sales transactions where the sale has not been consummated as described in paragraphs 6-12 of SFAS 66. Refer to Appendix B of SFAS
66. Please tell us why you believe your method of accounting for these transactions is appropriate. Tell us what literature you referred to in arriving at this accounting treatment.

30. Please tell us why none of the seller financed sales of foreclosed real estate has resulted in any unrealized gains or losses. Additionally, for each of the properties sold, please disclose the approximate date you anticipate consummation of the sale in accordance with SFAS 66.

31. We reissue comment 88. Please disclose your accounting policy for reporting operations related to assets held for sale as discontinued operations. Refer to paragraph 42 of SFAS 144.

Secured Borrowings, page F-28

32. Please expand your disclosure to help the reader understand your business purpose for entering into these transactions. Disclose whether any revenues are generated as a result of these transactions.

33. In your response to comment 82, you state that in these secured borrowings, cash is loaned directly from a third-party lender to a borrower on a loan originated by Vestin Mortgage. Please tell us why you believe it is appropriate to account for these transactions as secured borrowings in accordance with SFAS 140 and to record the related amounts as assets and liabilities on your balance sheet. Specifically refer to any guidance in the literature you have followed in determining that this accounting treatment is appropriate.

Note I - Revenue Related to the Sale of Real Estate, page F-38

34. We have reviewed your response to comment 95. Please expand your disclosure to provide additional detail about the transaction that led to your recognition of $2.3 million in finder`s fee income. From your disclosure it appears that Vestin Mortgage facilitated the purchase and subsequent sale of the property, and it is not clear what actual services that were performed by Vestin Fund II, LLC that led to the generation of revenue. Additionally, tell us the basis for the allocation of the revenue between Fund I and Fund II.

Part II.  Information Not Required in Prospectus

Exhibit 5.1

35. Please advise us why counsel has assumed on page 3 that the merger will be validly effected under the laws of the State of Nevada and the State of Maryland. Other than the filing of the articles of merger, it is unclear why such an assumption is necessary.

Exhibit 8.1

36. Please advise us why counsel has assumed on page 2 that the merger will qualify as a statutory merger under relevant Delaware and
Maryland statutory law.

37. We note that receipt of counsel`s opinion regarding the tax treatment of the merger is a condition to the merger, and that this condition cannot be waived after Fund II unitholders have approved the merger. If you intend to omit the opinion from the registration statement, the condition should not be waivable at any time. Please revise the merger agreement and your disclosure accordingly.
Also,
please confirm to us that you will file the tax opinion as a post-effective amendment to the registration statement.

38. The prospectus includes a representation that you intend to qualify as a REIT following the conversion. In addition, your failure to so qualify as a REIT is material to investors. The fact that you have made receipt of this opinion a non-waivable condition to closing the merger does not satisfy the requirement to include the
REIT opinion as an exhibit to the registration statement. Please include a REIT qualification opinion in your next amendment. Refer to Item 601(b)(8) of Regulation S-K.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Eric McPhee at (202) 551-3693 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special Counsel, at (202) 551-3852, or me at (202) 551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director


cc:	Hillel T. Cohn
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Michael V. Shustek
Vestin Realty Trust II, Inc.
July 29, 2005
Page 8